Filed by Ares Acquisition Corporation II pursuant to Rule 425 under the

Securities Act of 1933, as amended, and deemed filed pursuant to Rule

14a-12 under the Securities Exchange Act of 1934, as amended Subject

Company: Ares Acquisition Corporation II (File No. 001-41691)

On September 18, 2025, Kodiak Robotics, Inc. (“Kodiak”) published the following posts on LinkedIn, Facebook and Instagram in connection with the proposed business combination between Ares Acquisition Corporation II (“AACT”) and Kodiak (the “proposed business combination”):

On September 18, 2025, Kodiak published the following post on X (formerly known as Twitter) in connection with the proposed business combination:

X

Post

Kodiak
@KodiakRobotics

Kodiak is coming to NYC!

On Thursday, September 25, our team and a Kodiak Driver-powered truck will be in Times Square to celebrate what we expect to be our first day as a public company and the future of autonomous transportation.

LISTING DAY
The Kodiak Driver is coming to NYC
On display in Times Square 9.25

8:16 AM · Sep 18, 2025 · **182** Views

1 5

Forward Looking Statements

This communication includes forward-looking statements including regarding AACT’s or Kodiak’s or their management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “forecast,” “intend,” “expect,” “may,” “plan,” “potential,” “project,” “seek,” “should,” “will,” “would” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding: Kodiak’s and AACT’s expectations with respect to the future performance and the success of the combined company following the consummation of the proposed business combination (the “combined company”); expectations regarding the completion of the proposed business combination and the combined company being listed on The Nasdaq Stock Market LLC following completion of the proposed business combination; estimated total addressable markets for commercial trucking and public sector applications; estimated Kodiak Driver-as-a-Service Economics, including assumptions around costs per mile of a human driver, average cost of a human driver and expected customer cost savings; Kodiak’s operational and product roadmap, and its ability to produce and deploy the Kodiak Driver at scale; the regulatory landscape for the Kodiak Driver and complexities with compliance related to such landscape; the capitalization of the combined company after giving effect to the proposed business combination; developments related to Kodiak’s competitors and industry; Kodiak’s ability to successfully collaborate with business partners and customers; Kodiak’s future capital requirements and sources and uses of cash; expectations regarding Kodiak’s expansion plans and opportunities; the completion of the contemplated PIPE investment, preferred investment and warrant investment; and the expected benefits of the proposed business combination. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Kodiak’s and AACT’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied upon by any investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Kodiak and AACT. These forward-looking statements are subject to a number of risks and uncertainties, including changes in business, market, financial, political and legal conditions; the rapid evolution of autonomous vehicle technology and flaws or errors in Kodiak’s solutions or flaws in or misuse of autonomous vehicle technology in general; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the equity holders of Kodiak or AACT is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks related to the rollout of Kodiak’s business and the timing of expected business milestones; the effects of competition on Kodiak’s business; supply shortages in the materials necessary for the production of the Kodiak Driver; risks related to working with third-party manufacturers for key components of the Kodiak Driver; risks related to the retrofitting of Kodiak’s vehicles by third parties; the termination or suspension of any of Kodiak’s contracts or the reduction in counterparty spending; delays in Kodiak’s operational roadmap with key partners and customers; the amount of redemption requests made by AACT’s public equity holders; AACT’s ability to consummate the expected private placement of equity securities in connection with the consummation of the proposed business combination; and the ability of AACT or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Kodiak, AACT or the combined company resulting from the proposed business combination with the Securities and Exchange Commission (the “SEC”), including under the heading “Risk Factors” contained in the definitive proxy statement/prospectus. If any of these risks materialize or any assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Kodiak nor AACT presently know or that Kodiak and AACT currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by investors as a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

In addition, forward-looking statements reflect Kodiak’s and AACT’s expectations, plans or forecasts of future events and views as of the date they are made. Kodiak and AACT anticipate that subsequent events and developments will cause Kodiak’s and AACT’s assessments to change. However, while Kodiak and AACT may elect to update these forward-looking statements at some point in the future, Kodiak and AACT specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing Kodiak’s or AACT’s assessments as of any date subsequent to the date they are made. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither Kodiak, AACT, nor any of their respective affiliates have any obligation to update these forward-looking statements other than as required by law. In addition, this communication contains certain information about the historical performance of Kodiak. You should not view information related to the past performance of Kodiak as indicative of future results. Certain information set forth in this communication includes estimates and targets and involves significant elements of subjective judgment and analysis. No representations are made as to the accuracy of such estimates or targets or that all assumptions relating to such estimates or targets have been considered or stated or that such estimates or targets will be realized.

Additional Information and Where to Find It

In connection with the proposed business combination, AACT and Kodiak initially filed a registration statement on Form S-4 with the SEC on May 14, 2025 (File No. 333-287278) (as amended from time to time, the “Registration Statement”), which includes a prospectus with respect to the combined company’s securities to be issued in connection with the proposed business combination and a proxy statement with respect to the shareholder meeting of AACT to vote on the proposed business combination and on September 15, 2025 filed supplement No. 1 to the definitive proxy statement/prospectus. The Registration Statement has been declared effective by the SEC and AACT has mailed a definitive proxy statement/prospectus and other relevant documents to its shareholders. The Registration Statement includes information regarding the persons who may, under the SEC rules, be deemed participants in the solicitation of proxies to AACT’s shareholders in connection with the proposed business combination. AACT has filed and will file other documents regarding the proposed business combination with the SEC. SECURITY HOLDERS OF KODIAK AND AACT ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT HAVE AND WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING

DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION. Shareholders are able to obtain free copies of the definitive proxy statement/prospectus supplement No. 1 thereto and other documents containing important information about Kodiak and AACT once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by AACT may be obtained free of charge from AACT at www.aresacquisitioncorporationii.com. Alternatively, these documents, when available, can be obtained free of charge from AACT upon written request to Ares Acquisition Corporation II, 245 Park Avenue, 44th Floor, New York, NY 10167, Attn: Secretary, or by calling (888) 818-5298. The information contained on, or that may be accessed through the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication. Investors and security holders can obtain free copies of the Registration Statement, the definitive proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by AACT through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by AACT may be obtained free of charge from AACT’s website at www.aresacquisitioncorporationii.com or by written request to AACT at Ares Acquisition Corporation II, 245 Park Avenue, 44th Floor, New York, NY 10167.

Participants in the Solicitation

AACT, Kodiak and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of AACT in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of AACT’s executive officers and directors in the solicitation by reading AACT’s final prospectus related to its initial public offering filed with the SEC on April 24, 2023, the definitive proxy statement/prospectus filed with the SEC on August 29, 2025, and other relevant materials filed with the SEC in connection with the proposed business combination when they become available. Information concerning the interests of AACT’s participants in the solicitation, which may, in some cases, be different from those of AACT’s shareholders generally, is set forth in the definitive proxy statement/prospectus.

No Offer or Solicitation

This communication shall not constitute a solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of AACT, Kodiak or the combined company resulting from the proposed business combination, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction in where such distribution or use would be contrary to local law or regulation.